UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 17, 2008

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the City Code on Takeovers and Mergers)

1. KEY INFORMATION
Name of person dealing (Note 1)	See attached Schedule
Company dealt in	BHP Billiton Limited
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary shares
Date of dealing	N/A

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in
(Note 3)
	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	See attached Schedule (Part A)	N/A
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	See attached Schedule (Part A)	N/A

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)
Class of relevant security:	Long	Short
	Number (%)	Number (%)
(1) Relevant securities	See attached Schedule (Part B)	N/A
(2) Derivatives (other than options)	N/A	N/A
(3) Options and agreements to purchase/sell	N/A	N/A
Total	See attached Schedule (Part B)	N/A

(c) Rights to subscribe (Note 3)
Class of relevant security:	Details
See attached Schedule (Part C)

3. DEALINGS (Note 4)

(a) Purchases and sales
Purchase/sale	Number of securities	Price per unit (Note 5)
See attached Schedule (Part D)

(b) Derivatives transactions (other than options)
Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
See attached Schedule (Part E)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying
Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)
See attached Schedule (Part F)

(ii) Exercising
Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)
See attached Schedule (Part G)

(d) Other dealings (including new securities) (Note 4)
Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)
See attached Schedule (Part H)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None

Is a Supplemental Form 8 attached? (Note 9) NO
Date of disclosure	17 June 2008
Contact name	Ines Watson
Telephone number	+44 20 7802 4176
Name of offeree/offeror with which Associated	BHP Billiton Limited
Specify category and nature of Associate status (Note 10)	Category (3) - directors (together with their close relatives and related trusts) of subsidiaries of BHP Billiton Plc and BHP Billiton Ltd and fellow subsidiaries and their associated companies

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

SCHEDULE
Form 8.1 Aggregated Dealings Disclosure

Part A - Interests and short positions (following dealing) in the class of relevant security dealt in
Name	Holding of relevant securities (excl. relevant securities under option)		Holding of relevant securities under option		Holding of derivatives other than options		Total
	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %
Paul Dunn	16,971 Ordinary shares BHP Billiton Limited (0.00051%)						16,971 Ordinary shares in BHP Billiton Limited (0.00051%)
Paul Teel	50 BHP Billiton Limited ADRs (representing 100 Ordinary shares in BHP Billiton Limited) (0.000003%)						50 BHP Billiton Limited ADRs (representing 100 Ordinary shares in BHP Billiton Limited) (0.000003%)
Paul Teel	22,045 Ordinary shares in BHP Billiton Limited (0.00066%)						22,045 Ordinary shares in BHP Billiton Limited (0.00066%)
Scott B Langley	3,515 Ordinary shares in BHP Billiton Limited (0.00010%)						3,515 Ordinary shares in BHP Billiton Limited (0.00010%)
Scott B Langley	10 BHP Billiton Limited ADRs (representing 20 Ordinary shares in BHP Billiton Limited) (0.000001%)						10 BHP Billiton Limited ADRs (representing 20 Ordinary shares in BHP Billiton Limited) (0.000001%)
Francis McAllister	52 BHP Billiton Limited ADRs (representing 104 Ordinary shares in BHP Billiton Limited) (0.000003%)						52 BHP Billiton Limited ADRs (representing 104 Ordinary shares in BHP Billiton Limited) (0.000003%)
Stephen Wade Williams	111 Ordinary shares in BHP Billiton Limited (0.000003%)						111 Ordinary shares in BHP Billiton Limited (0.000003%)
Anita Williams (Spouse of Stephen Wade Williams)	100 Ordinary shares in BHP Billiton Limited (0.000003%)						100 Ordinary shares in BHP Billiton Limited (0.000003%)
Francis McAllister	10,758 Ordinary shares in BHP Billiton Limited (0.00032%)						10,758 Ordinary shares in BHP Billiton Limited (0.00032%)

Part B - Interests and short positions in relevant securities of the company, other than the class dealt in
Name	Holding of relevant securities (excl. relevant securities under option)		Holding of relevant securities under option		Holding of derivatives other than options		Total
	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %	Long Number %	Short Number %
N/A

Part C - Rights to subscribe
Name	Details
Paul Dunn

2,553 Deferred Shares awarded under the Group Incentive Scheme 2005

2,399 Deferred Shares awarded under the Group Incentive Scheme 2006

2,181 Options awarded under the Group Incentive Scheme 2007

604 Deferred Shares awarded under the Group Incentive Scheme 2007

5,000 Performance Shares awarded under the Long Term Incentive Plan 2004

7,500 Performance Shares awarded under the Long Term Incentive Plan 2005

7,500 Performance Shares awarded under the Long Term Incentive Plan 2006

7,500 Performance Shares awarded under the Long Term Incentive Plan 2007

500 shares held under the Employee Share Plan 1997 (shares held under loan)

Paul Teel

2,292 Deferred Shares awarded under the Group Incentive Scheme 2006

1,961 Deferred Shares awarded under the Group Incentive Scheme 2007

7,500 Performance Shares awarded under the Long Term Incentive Plan 2005

7,500 Performance Shares awarded under the Long Term Incentive Plan 2006

7,500 Performance Shares awarded under the Long Term Incentive Plan 2007

2,000 Options awarded under the Employee Share Plan 2001

Scott B Langley

1,598 Deferred Shares awarded under the Group Incentive Scheme 2006

1,402 Deferred Shares awarded under the Group Incentive Scheme 2007

5,000 Performance Shares awarded under the Long Term Incentive Plan 2004

5,000 Performance Shares awarded under the Long Term Incentive Plan 2005

7,500 Performance Shares awarded under the Long Term Incentive Plan 2006

7,500 Performance Shares awarded under the Long Term Incentive Plan 2007

14,860 Options awarded under the Employee Share Plan 2001

Stephen Wade Williams

7,121 Deferred Shares awarded under the Group Incentive Scheme 2006

5,630 Deferred Shares awarded under the Group Incentive Scheme 2007

15,000 Performance Shares awarded under the Long Term Incentive Plan 2004

20,000 Performance Shares awarded under the Long Term Incentive Plan 2005

20,000 Performance Shares awarded under the Long Term Incentive Plan 2006

20,000 Performance Shares awarded under the Long Term Incentive Plan 2007

Francis McAllister

5,954 Options awarded under the Group Incentive Scheme 2004

9,885 Options awarded under the Group Incentive Scheme 2005

2,063 Deferred Shares awarded under the Group Incentive Scheme 2006

1,446 Deferred Shares awarded under the Group Incentive Scheme 2007

5,000 Performance Shares awarded under the Long Term Incentive Plan 2004

5,000 Performance Shares awarded under the Long Term Incentive Plan 2005

5,000 Performance Shares awarded under the Long Term Incentive Plan 2006

5,000 Performance Shares awarded under the Long Term Incentive Plan 2007

Part D - Purchases and Sales
Name	Date of dealing	Purchase/Sale	Number of relevant securities	Price per unit
Paul Dunn	14.05.08	Sale	1,225	A$46.93
Paul Teel	19.05.08	Sale	500	A$49.59
Scott B Langley	20.05.08	Sale	2,566	A$48.56
Stephen Wade Williams	10.06.08	Sale	5,240	A$44.09
Francis McAllister	10.06.08	Sale	7,502	A$44.09

Part E - Derivative Transactions
Name	Date of dealing	Product name (e.g. contract for difference)	long/short	Number of relevant securities	Price per relevant security
N/A

Part F - Writing, selling, purchasing or varying options
Name	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit
N/A

Part G - Exercising Options
Name	Date of exercise	Product name (e.g. option/award)	Number of relevant securities acquired	Exercise price per relevant security
N/A

Part H - Other dealings

Name	Date of exercise	Number of securities to which the dealing relates	Nature of transaction	Details	Price per unit (if applicable)
Paul Dunn	14.05.08	5,168	Exercise	Options under the Group Incentive Scheme 2003	A$11.11 (Exercise price per unit)
Paul Teel	19.05.08	500	Exercise	Options under the Employee Share Plan 2001	A$8.30 (Exercise price per unit)
Scott B Langley	20.05.08	2,566	Exercise	Options under the Group Incentive Scheme 2004	A$15.39 (Exercise price per unit)
Stephen Wade Williams	06.06.08	5,430	Exercise	Options under the Group Incentive Scheme 2003	A$11.11 (Exercise price per unit)
Francis McAllister	10.06.08	7,502	Exercise	Options under the Group Incentive Scheme 2003	A$11.11 (Exercise price per unit)

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 17 June 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary